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                              March 20, 2023

       David Andrada
       Chief Executive Officer
       Fat Projects Acquisition Corp
       27 Bukit Manis Road
       Singapore, 099892

                                                        Re: Fat Projects
Acquisition Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed March 16,
2023
                                                            File No. 001-40755

       Dear David Andrada:

              We have limited our review of your filing to those issues addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A

       Risk Factors
       Our common stock (and our warrants) may be subject to the penny stock rules in the future..., page 24

   1. Please expand your risk factor and highlight at the forefront of the proxy statement to clearly discuss the
impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq. In
this regard, we note that if the amount in the trust falls below
                                                        $5,000,001 as a result
of redemptions, the company would likely no longer meet the
                                                        Nasdaq listing
standards. At that point it is possible the company would become a penny stock. Please provide
clear disclosure that removal of this provision could result in your securities falling
within the definition of penny stock and clearly discuss the risk to the company and investors
if your securities were to fall within the definition of penny stock.
 David Andrada
FirstName
Fat ProjectsLastNameDavid   Andrada
             Acquisition Corp
Comapany
March       NameFat Projects Acquisition Corp
       20, 2023
March2 20, 2023 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Larry Spirgel,
Office Chief, at (202) 551-3815 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Andy Tucker